Filed Pursuant to Rule 433

Registration Statement No. 333-173749-01

Preliminary Prospectus Supplement Dated April 10, 2012 and

Prospectus Supplement dated April 27, 2011

$300,000,000 4.500% NOTES DUE 2022

Issuer:	Mack-Cali Realty, L.P.
Type:	SEC Registered
Size:	$300,000,000
Maturity:	April 18, 2022
Coupon (Interest Rate):	4.500%
Benchmark Treasury:	2.000% due February 15, 2022
Benchmark Treasury Price and Yield:	100-07 / 1.975%
Spread to Benchmark Treasury:	2.55% (255 basis points)
Yield to Maturity:	4.525%
Expected Ratings* (Moody’s / S&P):	Baa2 / BBB
Interest Payment Dates:	October 15 and April 15, commencing October 15, 2012
Day Count Convention:	30 / 360
Redemption Provision:

Callable at any time at a Make-Whole Premium of comparable maturity U.S. Treasury plus 40 bps; provided, however, if the notes are redeemed on or after 90 days prior to the maturity date, the Make-Whole Premium will be zero

Initial Price to Public:	99.801% plus accrued interest if settlement occurs after April 19, 2012
Underwriting Fees:	0.65%
Total Proceeds to Mack-Cali	99.151% ($297,453,000)
Settlement Date:	T+7; April 19, 2012
Denominations:	$2,000 x $1,000
CUSIP; ISIN:	55448QAQ9; US55448QAQ91
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC
BNY Mellon Capital Markets, LLC
Capital One Southcoast, Inc.
Comerica Securities, Inc.
Deutsche Bank Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.
PNC Capital Markets LLC
RBS Securities Inc.
SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

This communication is intended for the sole use of the person to whom it is provided by the issuer.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov.   Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc., toll-free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 and J.P. Morgan Securities LLC collect at 1-212-834-4533.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER SYSTEM.